787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

October 28, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Post-Effective Amendments to each fund (each, a “Fund” and collectively, the “Funds”) listed on Appendix A

Ladies and Gentlemen:

On behalf of each Fund listed on Appendix A to this letter, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendments (the “Amendments”), as numbered on Appendix A, to each Fund’s Registration Statement on Form N-1A (the “Registration Statement”).

The Amendments are being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that they become effective immediately upon filing.

The Amendments are being filed for the purpose of updating the financial statements and other information and to make other non-material changes. We have reviewed the Amendments and represent that they do not contain disclosures which would render them ineligible to become effective pursuant to Rule 485(b).

The Amendments also contain the Funds’ responses to the telephonic comments provided by John Ganley of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on October 23, 2009 regarding each Fund’s Post-Effective Amendment to its Registration Statement filed with the Commission on either August 13, 2009 or August 21, 2009. In providing such responses, this letter also supplements each Fund’s letter to the Commission dated October 21, 2009 (the “Prior Letter”), with respect to each Fund’s response contained in the “Overview Comments to the Summary Prospectus” section of the Prior Letter, as follows:

The Funds will delete the following disclosure, as requested by the Staff:

1. Footnotes describing the total annual operating expenses of the Fund excluding interest expense.

NEW YORK    WASHINGTON, DC    PARIS    LONDON    MILAN    ROME    FRANKFURT     BRUSSELS

October 28, 2009

2. Footnotes describing the actual expenses of the Fund given the effect of all voluntary fee waivers (including voluntary waivers relating to investments in money market fund affiliates), and excluding any interest expense.

3. The additional Expense Example that excludes interest expense.

4. The sentence in the Performance Information narrative stating that the performance information assumes the reinvestment of dividends and distributions.

5. The sentence stating that the purchase or sale price is the net asset value per share next determined after the receipt of a purchase or redemption request in proper form.

However, the Funds note that the Staff reiterated its comment to delete a footnote to the Fee Table describing that a CDSC will be charged on redemptions of Investor A Shares made within 18 months after purchase where no initial sales charge was paid at the time of purchase of an investment of more than $1 million.

The Funds respectfully decline to delete that requested disclosure. The Funds understand that the Staff believes that sufficient information regarding sales charge discounts, and accompanying details such as a CDSC imposed on redemptions of such discounted shares, is contained elsewhere in the Statutory Prospectus which is incorporated by reference into the Summary Prospectus. The Funds acknowledge that information contained in the Statutory Prospectus can be incorporated by reference into the Summary Prospectus. However, the Funds believe that it would be unfair to potential investors to omit such disclosure, because a shareholder could be charged a significant amount of money if a CDSC on Investor A shares were to be applied.

*    *     *    *    *    *    *    *    *    *

Each Fund acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Fund’s documents.

Please do not hesitate to contact me at (212) 728-8555 if you have comments or if you require additional information regarding the Fund’s Registration Statement.

Respectfully submitted,

/s/ Edward Gizzi

Edward Gizzi

October 28, 2009

cc:	Denis Molleur

Edward Baer

Aaron Wasserman

Joel Goldberg

Margery Neale

Maria Gattuso

Dianne E. O’Donnell

October 28, 2009

Appendix A

BlackRock Basic Value Fund, Inc.

File Nos. 002-58521 and 811-02739

Re: Post Effective Amendment No. 40

BlackRock EuroFund

File Nos. 033-4026 and 811-4612

Re: Post-Effective Amendment No. 31

BlackRock Focus Value Fund, Inc.

File Nos. 002-77068 and 811-3450

Re: Post-Effective Amendment No. 35

BlackRock Funds II

File Nos. 333-142592 and 811-22061

Re: Post-Effective Amendment No. 14

BlackRock Global SmallCap Fund, Inc.

File Nos. 033-53399 and 811-07171

Re: Post-Effective Amendment No. 20

BlackRock International Value Trust

File Nos. 2-96219 and 811-4182

Re: Post Effective Amendment No. 44

BlackRock Multi-State Municipal Series Trust

File Nos. 002-99473 and 811-04375

Re: Post-Effective Amendment No. 55

BlackRock Municipal Bond Fund, Inc.

File Nos. 2-57354 and 811-02688

Re: Post-Effective Amendment No. 43